Exhibit 1.02

Conflict Minerals Report of Sony Corporation in accord with Rule 13p-1 under the Securities Exchange Act of 1934

In this document, Sony Corporation and its consolidated subsidiaries are together referred to as “Sony,” “we,” or “our.”

FORWARD-LOOKING STATEMENT DISCLAIMER

This document includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including (but not limited to) statements about expected future supplier due diligence and engagement efforts and development of company systems supporting those efforts. Many of the forward-looking statements contained in this document may be identified by the use of words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. These forward-looking statements are based on our expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These risks and uncertainties are difficult to predict accurately and may be beyond our control, and may include (but are not limited to) the following: regulatory changes and judicial developments relating to Rule 13p-1 (as defined below); changes in or developments related to our products or our supply chain; industry developments relating to supply chain diligence, disclosure and other practices; and cost considerations. Other risks and uncertainties relevant to our forward-looking statements are discussed in greater detail in our reports filed with the Securities and Exchange Commission. Forward-looking statements in this document speak only as of the date made, and we disclaim any obligation to update or revise these statements as a result of new developments or otherwise.

Introduction

We are required to file this Conflict Minerals Report pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1 to December 31, 2013. Rule 13p-1 generally imposes certain reporting requirements if a company manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the products: cassiterite, columbite-tantalite (coltan), and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, “3TG”). These minerals are considered “conflict minerals” under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict. Capitalized terms which are not expressly defined in this Report have the meaning set forth in Rule 13p-1.

This Report is also publicly available on our website at:
(http://www.sony.net/SonyInfo/IR/library/ConflictMineralsReport2013.pdf)

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Company and Product Overview

Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game hardware and software products. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony is engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Sony is also engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. Sony is also engaged in a network services business and, in Japan, an advertising agency business.

Of these products, Sony has determined that certain 3TG are necessary to the functionality or production of (i) various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets, and (ii) game hardware products manufactured by Sony or contracted to be manufactured by Sony (collectively, “electronics products”). Sony also determined that no other Sony products contain 3TG.

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Due Diligence Measures

We conducted a reasonable country of origin inquiry (“RCOI”) and due diligence on the source and chain of custody of 3TG in our electronics products to ascertain whether any of these 3TG originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and financed or benefited armed groups in such countries. Smelters and refiners are the consolidating points for raw ore and are in the best position in the supply chain to know the origin of the ores because the origin of ores cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other 3TG containing derivatives. We do not purchase raw ore or unrefined minerals. As a purchaser of components, parts, and materials (collectively, “materials”), Sony is “downstream” (i.e., many levels removed from the purchaser of the raw ore or unrefined 3TG). Our due diligence measures are therefore based, in part, on multi-industry initiatives with the smelters and refiners who provide 3TG to our suppliers. Sony must also rely on its direct suppliers to provide information on the origin of any 3TG contained in the materials they sell to us.

(i) Design of Due Diligence Measures

Our 3TG due diligence measures have been designed to conform, in all material respects, with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and related Supplements for downstream companies (the “OECD Guidance”).

(ii) Description of Due Diligence Measures Performed

a.	We adopted the Sony Group Conflict Minerals Policy (the “Policy”) to help achieve responsible sourcing of 3TG in our supply chain. The Policy is publicly available through the Sony Corporation website at http://www.sony.net/SonyInfo/csr_report/sourcing/materials/index.html. The Policy, together with our internal rules and procedures implementing the Policy, have been communicated to procurement personnel and management personnel responsible for overseeing supply chain processes and to our suppliers.
b.	We require our direct suppliers to comply with the Policy requirements on responsible sourcing, to fully cooperate with our due diligence efforts described in this Report, and to establish and implement their own policy and management structure to help achieve responsible sourcing of 3TG in accordance with the terms of the Policy. For many suppliers of electronics products, we have incorporated these requirements into our contracts with them.
c.	We established and maintain a new hotline to allow any interested party to voice concerns regarding the circumstances of mineral extraction, trade, handling and/or exports from conflict-affected and other high risk areas.
d.	Under the ultimate responsibility of Sony’s Chief Executive Officer, we established an internal management structure to implement and enforce the Policy. Pursuant to such structure, Sony’s Corporate Executive Officer in Charge of Procurement is responsible for overall implementation of the Policy and our supply chain processes.
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The Corporate Executive in Charge of Procurement, who reports to the Corporate Executive Officer in Charge of Procurement, also oversees compliance with the Policy, our internal rules and procedures related to 3TG due diligence and our efforts toward conflict free sourcing. In addition, we established an internal cross-functional task force to assist the Corporate Executive Officer in Charge of Procurement, the Corporate Executive in Charge of Procurement and other members of senior management with responsibility for assuring compliance with the Policy and related internal rules and procedures.

e.	In order to determine which direct suppliers would be subject to our due diligence processes, Sony personnel reviewed Sony procurement databases to identify which suppliers may have supplied materials containing 3TG. As a participating member of the Electronic Industry Citizenship Coalition (“EICC”), we utilized the EICC/GeSI Conflict Minerals Reporting Template (“CMRT”) to collect information from identified suppliers. We asked our suppliers to respond to the CMRT at their product level, rather than at the company level, so that we could conduct better diligence on the supply chain of our products. In the CMRT, the supplier was required to confirm whether its product contained one or more 3TG. If the product contained 3TG, the supplier was required to identify for each such mineral: (a) the smelter or refiner where it was processed, (b) its country of origin, and (c) its mine of origin. In order to help our suppliers understand our Policy and due diligence requirements, we held briefing sessions for certain suppliers.
f.	We reviewed all CMRTs received from suppliers to identify smelters and refiners of 3TG in our supply chain.
g.	We compared the smelters and refiners identified by our direct suppliers in the CMRT against the list of smelter and refiner facilities that have been designated as conflict free (“CFS”) by the Conflict Free Smelter Initiative’s Conflict-Free Smelter Program (“CFSP”) for tantalum, tin, tungsten and gold. The CFSP uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.
h.	Under Rule 13p-1, Sony was not required to, and did not, obtain an independent private sector audit of our due diligence approach, although in future, Sony will obtain it if and as required by Rule 13p-1.
i.	We conducted a risk assessment for each such supplier based on the CMRT review results. Identified risks included a supplier’s failure to adopt a 3TG policy regarding responsible sourcing, failure to complete properly a CMRT, and/or identification of a smelter that was not on the CFSP list.
j.	We actively participate in and support industry groups and alliances that seek to identify and prevent or mitigate the adverse impact associated with mineral extraction in high-risk areas. The EICC, one such group, is an organization devoted to improving social and environmental conditions in electronic manufacturing supply chains and in developing a process that companies can use to trace the origin of these minerals. We are also a member of the Conflict Free Smelter Initiative (“CFSI”), a leading industry program that helps manage risk by
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improving supply chain transparency on conflict minerals, as well as the Japan Electronics and Information Technology Industries Association and Trade Association’s Responsible Minerals Trade working group. We are also a financial sponsor and an active participant in the Public-Private Alliance for Responsible Minerals Trade, an initiative spearheaded by the United States Department of State and Agency for International Development.

(iii) Future Efforts to Mitigate Risks in our Supply Chain and Improve Due Diligence.

In the event we determine (based on the results of our risk assessment or information received from other sources, including our hotline) that a supplier in our supply chain needs to improve its procurement activities regarding responsible sourcing of 3TG, we will work with such supplier to improve its procurement activities. The relevant Sony business leader is responsible for proposing a plan to address any such supplier risks. The Corporate Executive in Charge of Procurement will review and, where appropriate, modify any such proposed plan. After a plan is approved by the Corporate Executive in Charge of Procurement, the business leader will advise the supplier of the plan, which may include increased responsiveness in the CMRT process, identification of additional smelters or refiners from which it sources 3TG, improved accuracy of its CMRT responses, adoption of a conflict-free sourcing policy, and/or, depending on the supplier’s level of risk, increased use of 3TG sourced from smelters or refiners participating in the CFSP. If a supplier does not cooperate with a request and/or we do not see an improvement by such supplier, we intend to take necessary actions to achieve conflict-free sourcing over time, including stopping new orders or terminating the business relationship.

Results of Due Diligence Measures

As described above, Sony conducted in good faith an RCOI that we believe was reasonably designed to determine whether any of the necessary 3TG in its electronic products manufactured in 2013 originated in the Covered Countries or were from recycled or scrap sources. Based on the RCOI, Sony determined it had insufficient information to conclude either (i) that there was no reason to believe that any of its necessary 3TG originated in the Covered Countries, or (ii) that all of our necessary 3TG came from recycled or scrap sources.

Sony therefore undertook further due diligence, described above, on the source and chain of custody of necessary 3TG contained in its electronics products. Our due diligence revealed that our suppliers fell into the following categories:

(i)	Some of our suppliers did not identify the smelters or refiners that were the source of 3TG in the materials they supplied to Sony (or indicate whether the 3TG came from scrap or recycled sources). Such suppliers include (a) those that did not respond or returned incomplete or inconsistent responses to the CMRT and (b) those that responded that they did not have information about the smelters or refiners.

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(ii)	Some of our suppliers identified smelters and refiners that were the source of 3TG in the materials they supplied to Sony.

a.	Some of those smelters and refiners (approximately 80) were designated as CFS by CFSI. Among these smelters and refiners, our suppliers identified six smelters in our supply chain that had sourced gold, tantalum and/or tin from five of the Covered Countries, but each of those smelters was listed as CFS on the CFSI website.

b.	Other smelters and refiners (more than 500) identified by our suppliers were not designated CFS by CFSI. Due to the limited information from our suppliers, we were unable to verify the location of these smelters and refiners, or the country or mine of origin of the 3TG sourced from these smelters and refiners, but none of these suppliers identified any smelters and refiners that they stated were located in or sourced from a Covered Country. Among those who responded as to geographic location, our suppliers reported that the smelters and refiners they identified were located in Asia, Europe, North America, South America and Africa (but not in any of the Covered Countries).

Sony’s due diligence did not reveal that any necessary 3TG in our electronics products was sourced from a Covered Country or financed or benefited armed groups in a Covered Country. However, Sony nevertheless concluded in good faith for calendar year 2013 that it lacks sufficient information to determine the country or mine or origin of all of the 3TG in our electronics products.

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